SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 02, 2011

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

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Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

- Investor Relations Release -

Novartis Foundation symposium looks at impact of Information and Communication Technology on democratization and development

•                  Experts analyze how e-health applications improve access to quality healthcare and help contribute to achieving the health-related Millennium Development Goals

•                  The symposium discusses the role of social media platforms in the Arab Spring and the impact of mobile phone penetration into the African continent

•                  The annual Novartis Foundation symposium provides an important platform for dialogue on development policy issues

Basel, December 2, 2011 — Today a panel of experts in media, technology and healthcare are gathering to discuss the topic “New media — drivers of democratization and development?” at the 2011 Novartis Foundation for Sustainable Development (NFSD) symposium in Basel, Switzerland. They are exploring the ways that modern telecommunications technology has the power to transform the developing world — and how these technologies can specifically be harnessed to help improve access to healthcare.

“I believe that the rapid adoption of technology in the emerging world provides us with an unprecedented opportunity to leverage that power to significantly and rapidly improve access to quality healthcare,” says Joseph Jimenez, CEO of Novartis. “Novartis wants to be a leader and work closely with governments, international organizations, NGOs and industry in finding, developing and implementing innovative solutions to reach patients in need.”

Several speakers are focusing on the broad context of new media and the role it is playing in democratization. Zahi Alawi, journalist and online media expert, and Astrid Frefel, a Swiss journalist based in Egypt, start by analyzing the role of Facebook and other social media platforms in the recent revolutions sweeping through the Arab world.

June Arunga, CEO of Open Quest Media LLC, then examines the impact of mobile phone penetration into the African continent. Her presentation highlights the potential for fundamental change that widespread mobile phone acceptance can bring in terms of mobility and productivity, and how the Africa of tomorrow might differ from that of today.

Another group of experts are looking more closely at the potential for Information and Communication Technology (ICT) to improve access to quality healthcare, and ultimately help contribute to the achievement of the health-related Millennium Development Goals (MDGs).

“New media are fundamentally transforming the way we live,” says Klaus M. Leisinger, President and Managing Director, Novartis Foundation for Sustainable Development. “It is crucial that nobody is excluded from the new global knowledge society we are building. The increased interaction made possible through Information and Communication Technologies has the potential to help overcome the challenges that emerge in our globalized world.”

Hamadoun Touré, Secretary-General, International Telecommunication Union (ITU),  delves into the opportunities for, and lessons learned from, mobile health and telemedicine. “ICTs can be an important driver of social and economic development,” he says. “M-health applications in particular can provide quality primary health services that are affordable, sustainable and meet the needs of patients in rural areas.”

Suvi Lindén, former Finnish communications minister and ITU’s Special Envoy to the Broadband Commission for Digital Development, speaks about better coordinating the many initiatives in the area of e-health, where she proposes the creation of a global platform to better connect and plan e-health initiatives.

Alexander Schulze, Access Program and Research Manager at the Novartis Foundation, provides a practical example of how ICTs can help assess and improve the quality of services in health facilities. The innovative technology was developed in collaboration with Vodafone and is currently being introduced in the frame of the foundation’s ACCESS project in rural Tanzania.

The Novartis Foundation has pioneered several other projects in the area of e-health. Together with the World Health Organization, the foundation developed ICATT, an e-learning tool to globally scale up training in childhood illness, and currently works on a similar tool for maternal and newborn health. In Ghana, the foundation collaborated with the Millennium Villages Project (MVP) to introduce a telemedicine approach to support health personnel in rural areas.

The Novartis-led SMS for Life project is another example of mobile technology being used to tackle a complex health issue — in this case treating malaria in rural areas of sub-Saharan Africa. SMS for Life uses mobile phones and electronic mapping to help eliminate stock-outs of malaria medicines in endemic countries.

Sir Richard Feachem, Professor of Global Health at the University of California, San Francisco, and the University of California, Berkeley, and Director of the Global Health Group at UCSF Global Health Sciences, follows by looking again at the broader perspective, and examining how development cooperation should be reformed to accommodate the technological revolution and prepare it for the 21st century.

The scope of this year’s symposium goes beyond examining the impact of technology on healthcare in the developing world — rather it is looking at how modern media and social networks can be harnessed to tackle some of society’s most persistent challenges while at the same time considering the obstacles, risks and limitations of the current trends.

You can follow the symposium live today as a webcast from 09:15 CET:

www.novartisfoundation.org/webcast

From 11:30 CET you can download the biographies and photos of speakers, as well as their speeches:

www.novartisfoundation.org/symposium

About the Novartis Foundation for Sustainable Development

The Novartis Foundation for Sustainable Development is a nonprofit organization whose activities form part of the Corporate Responsibility portfolio of Novartis, which finances the foundation’s operations. For over 30 years, the foundation’s mission has been to support healthcare programs in developing countries, providing help for self-help. Its core competencies also include in-depth analysis, consulting and publications in the fields of corporate responsibility and development policy. By harnessing synergies between project work, think tank activities and the facilitation of dialogue, it elaborates innovative strategies for common development problems. In 2010, the Novartis Foundation for Sustainable Development invested approximately CHF 10 million, largely in Africa and Asia.

For more information on the foundation and specific projects, visit:

www.novartisfoundation.org

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2010, the Group’s continuing operations achieved net sales of USD 50.6 billion, while approximately USD 9.1 billion (USD 8.1 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 121,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Beth Calitri Novartis Global Media Relations +41 61 324 7973 (direct) +41 79 523 0198 (mobile) beth.calitri@novartis.com	Sabina Matter Novartis Foundation for Sustainable Development +41 61 696 2382 (direct) +41 79 833 9886 (mobile) sabina.matter@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: December 02, 2011	By:	/s/ MALCOLM B. CHEETHAM

	Name:	Malcolm B. Cheetham
	Title:	Head Group Financial
Reporting and Accounting